Exhibit 99.1

Subject line: Surf Air Mobility investor update - please read

Dear Surf Air Mobility investor,

In 2012, Surf Air set out to change the way people fly. By pioneering a new kind of air service, we’ve flown tens of thousands of happy customers all across the country over the years, allowing people to live, work, and explore in an entirely new way.

As a Surf Air investor, you believed in this mission and this team, and we’d like to thank you for being an instrumental part of this journey.

And now, Surf Air Mobility is setting out to shape the future of aviation once again by reinventing air travel through the power of electrification. We started as a premium commuter air service flying only in California, and are now positioning ourselves to be the platform that ushers in the next generation of aviation: green flying. Bringing cleaner, more affordable air travel to the world is an exciting road ahead, and we believe the pieces are in place for us to lead the way.

We wanted to bring you up to speed on several pieces of exciting news we recently announced:

●	We have entered into a definitive business combination agreement with Tuscan Holdings Corp. II, that will result, subject to the satisfaction or waiver of certain closing conditions, in Surf Air Mobility becoming a publicly listed company valued at $1.42B assuming full payment of earnout, via a SPAC transaction. Read press release here.

●	We have entered into a definitive agreement to merge, subject to certain regulatory reviews, with Southern Airways Corporation. Southern will enable us to create a national air travel platform and to accelerate efforts to commercialize hybrid electric aircraft. The ability to serve more consumers through the integration with Southern, the largest passenger operator of Cessna Caravans in North America, provides us with a powerful foundation to introduce our proprietary electrified powertrain technology to the market. Read press release here.

●	We have entered into exclusive agreements with two companies, AeroTEC and magniX, that will help us on our mission to electrify the Cessna Grand Caravan. Both AeroTEC and magniX are leaders in their fields and have deep experience in bringing new, innovative aviation technologies to life. We believe this sets us on a better, faster, and more certain path toward the future of green flying. Read press release here.

Additionally, the transaction is expected to provide up to $467 million in gross cash proceeds to Surf Air Mobility, including committed capital from strategic and financial investors including iHeartMedia, and Partners For Growth, and a share subscription facility from Global Emerging Markets (GEM), as well as from THCA’s cash in trust (assuming no exercise of THCA stockholder redemption rights).

We understand that you may have questions about the SPAC transaction, and the impact on your shares in Surf Air. At the moment, we are unable to provide further details, but we will update you directly as and when there are any required actions to be taken with respect to your shares.

In the meantime, please refer to the information contained in the public filings by Tuscan Holdings Corp. II with the SEC, including the Current Reports on Form 8-K and, when available, the Form S-4.

Additional Information and Where to Find It

THCA intends to file with the Securities Exchange Commission (the “SEC”) a registration statement on Form S-4 with a proxy statement containing information about the proposed transaction and the respective businesses of SAM and THCA. THCA will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. THCA shareholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about the THCA, SAM, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of THCA as of a record date to be established for voting on the proposed transaction. THCA shareholders will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about THCA, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and THCA’s other filings with the SEC can also be obtained, without charge, by directing a request to: stephen@tuscanholdings.com. Additionally, all documents filed with the SEC can be found on THCA’s website, tuscan-holdings.com. The information contained in, or that can be accessed through, THCA’s or SAM’s website is not incorporated by reference in, and is not part of, this email.

Participants in the Solicitation

SAM and THCA and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. THCA stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of THCA in its Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on July 11, 2019 and in the proxy statement/prospectus relating to this transaction once filed.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from THCA’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus SPAC intends to file with the SEC.

No Offer or Solicitation

This email does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination between SAM and THCA, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.